Exhibit 99.1

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland & Labrador

Financial and Consumer Services Commission, New Brunswick

To whom it may concern:

Re: Nutrien Ltd. (the “Company”)

We refer to the short form base shelf prospectus of the above Company dated March 11, 2022 relating to the offer and issue from time to time, of up to U.S. $5,000,000,000 (or the equivalent in other currencies) of common shares, preferred shares, subscription receipts, debt securities, share purchase contracts and/or units of the Company (the “Prospectus”).

We, KPMG LLP, consent to being named and to the use, through incorporation by reference in the above mentioned Prospectus of our report dated February 16, 2023 to the shareholders and Board of Directors of the Company on the following consolidated financial statements:

Consolidated balance sheets as of December 31, 2022 and 2021,

the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

We report that we have read the Prospectus and all information therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

/s/ KPMG LLP

Chartered Professional Accountants

March 6, 2023

Calgary, Canada